Summarized financial information for Matson Navigation Company, Inc. as of December 28, 2007, December 29, 2006, and December 30, 2005 is as follows (in millions, except current ratio):

	As of	As of	As of
	December 28,	December 29,	December 30,
	2007	2006	2005
Current assets	$ 241	$ 237	$ 242
Current liabilities	$ 198	$ 176	$ 180
Current ratio	1.22:1	1.35:1	1.34:1
Working capital	$ 43	$ 61	$ 62
Other assets	$ 1,055	$ 1,018	$ 942
Long-term liabilities	$ 605	$ 623	$ 553
Net worth	$ 494	$ 456	$ 451